Exhibit 99.1

Seanergy Maritime Announces Approval of Listing on the Nasdaq Capital Market and Ex-Distribution Date of June 27, 2022
for Spin-Off of United Maritime Corporation

June 27, 2022 – Glyfada, Greece – Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that the application of United Maritime Corporation (“United”) to list its common shares on the Nasdaq Capital Market has been approved. In addition, the registration statement on Form 20-F filed by United in connection with its spin-off from Seanergy has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

Through United, Seanergy intends to effect a spin-off of the Company’s oldest Capesize vessel, the M/V Gloriuship. United is expected to adopt a diversified business model, with investments across various maritime sectors.

Seanergy shareholders do not need to take any action to receive United shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Seanergy common shares. Seanergy common shareholders will receive one United common share for every 118 Seanergy common shares held at the close of business on June 28, 2022, the record date for the distribution which coincides with the previously-announced record date for Seanergy’s cash dividend of $0.025 per share for the first quarter of 2022. The distribution of United common shares is expected to be made on or around July 5, 2022. United common shares are expected to commence trading on a standalone basis on the Nasdaq Capital Market on the first trading day after the date of distribution, under the ticker “USEA”.

Nasdaq has established an ex-distribution date for the distribution of United common shares of June 27, 2022.  Beginning on that date, Seanergy shares will trade without an entitlement by the purchaser of such shares to United common shares distributed in connection with the spin-off.  A “when-issued” trading market in United common shares will not be established, and United common shares will not begin trading on a standalone basis until the trading day following the date of distribution.

Fractional common shares of United will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after United’s common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

United has filed a registration statement on Form 20-F pursuant to the Securities Exchange Act of 1934 with the SEC, which includes a more detailed description of the terms of the spin-off.  A copy of the registration statement on Form 20-F is available at www.sec.gov.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon completion of the spin-off and the delivery of the previously announced vessel acquisition, the Company's operating fleet will consist of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the anticipated spin-off of United, including transaction timing and certainty, the planned record and distribution dates, our and United’s anticipated competitive positioning and positioning for future success following the spin-off, and our intention to acquire an additional Capesize vessel. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the impact of regulatory requirements or other factors on the Company’s ability to consummate the proposed spin-off; the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, including the consummation of the Capesize vessel identified for acquisition; business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com